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                                 EXHIBIT 12.1
                            SOUTHWEST BANCORP, INC.

                      RATIOS OF EARNINGS TO FIXED CHARGES

                                         Years ended March 31,            Years ended December 31,
                                             1997     1996        1996     1995     1994     1993     1992
                                         ---------------------   -------------------------------------------

Net income before taxes                     $  646   $3,011      $11,858  $ 9,428  $ 7,898  $ 6,304  $ 5,182

Fixed charges:
  Interest on deposits                       9,189    7,528       32,728   28,266   16,516   12,366   12,937
  Other interest                                70       58          105      278      121       51      106
  Interest factor portion of rentals (1)        95       74          343      269      205      118      105
  Preferred dividend requirement (2)           601      601        2,405    1,009        0        0        0
                                         -------------------------------------------------------------------
    Total fixed charges                      9,955    8,261       35,581   29,822   16,842   12,535   13,148

Ratio of earnings to fixed charges:
  Including interest on deposits              1.06     1.36         1.33     1.32     1.47     1.50     1.39
  Excluding interest on deposits              1.84     5.11         5.16     7.06    25.23    38.30    25.56
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(1) The use of the one-third factor results in a reasonable approximation of the
    Interest portion of rentals.
(2) Gross of taxes.